BYLAWS

FIERCE & KIND LTD

a California Corporation

FIERCE & KIND LTD

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BYLAWS

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ARTICLE 1

Shareholders

      1.1   <u>Annual Meetings</u>. An annual meeting of shareholders for the purposes of electing directors and transacting such other business as may come before it shall be held at such date and time as shall be designated from time to time by the Board of Directors or the President.

      1.2   <u>Special Meetings</u>. Special meetings of shareholders, for any purpose or purposes, may be held at any time upon call of the Chairman of the Board of Directors, if any, the President, the Secretary, or a majority of the Board of Directors. A special meeting of shareholders shall be called by the President or the Secretary upon the written request, stating the date and time and the purpose or purposes of the meeting, of shareholders who together own as of record 50% of the outstanding stock of all classes entitled to vote at such meeting.

      1.3   <u>Place of Meetings</u>. Meetings of the shareholders may be held at such place, either within or without the State of California, as may be determined by the Board of Directors. The Board of Directors may in its sole discretion determine that the meeting shall not be held at any place but may instead be held solely by means of remote communication. As to any such meeting by remote communication authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt for such meeting, shareholders and proxyholders not physically present at such meeting of the shareholders shall be entitled to (i) participate in such meeting of the shareholders and (ii) be deemed present in person and vote at such meeting of the shareholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a shareholder or proxyholder, (B) the Corporation shall implement reasonable measures to provide shareholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings substantially concurrently with such proceedings, and (C) if any shareholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

      1.4   <u>Notice of Meeting</u>. Except as otherwise provided by law or the Articles of Incorporation, notice given in writing or by electronic transmission of each meeting of shareholders shall be given not less than 10 (or, if sent by third-class mail, 30) nor more than 60 days before the date of the meeting to each shareholder entitled to vote at such meeting, such notice to specify the date and time, the place (if any), the purpose or purposes of the meeting and the means of remote communications, if any, by which shareholders and proxyholders may be deemed to be present in person and vote at such meeting. Without limiting the manner by which notice otherwise may be given to shareholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the California Corporations Code) by the shareholder to whom the notice is given, and such notice shall be deemed to be given at the time, if delivered by electronic mail when directed to an electronic mail address at which the shareholder has consented to receive notice, and if delivered by any other form of electronic transmission when directed to the shareholder. Notice of the date and time, the place (if any), and purpose of any meeting of shareholders may be waived (1) in writing signed by the person entitled to notice thereof or (2) by electronic transmission made by the person entitled to notice, either before or after such meeting. Notice will be waived by any shareholder by his attendance threat in person, by remote communication, or by proxy, except when the shareholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any shareholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

1.5   Quorum. Except as otherwise provided by law or in the Articles of Incorporation or these Bylaws, at any meeting of shareholders, the holders of a majority of the outstanding shares of each class of stock entitled to vote threat shall be present or represented by proxy in order to constitute a quorum for the transaction of any business, except that in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting. In the absence of a quorum, a majority in interest of the shareholders present or the Chairman of the meeting may adjourn the meeting from time to time in the manner provided in Section 1.6 of these Bylaws until a quorum shall attend.

1.6   Adjournments. Any meeting of shareholders, annual or special, may adjourn from time to time to reconvene at the same or some other place and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business, which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

1.7   Organization. The Chairman of the Board of Directors, if any, or in his or her absence the President, or in their absence any Vice President, shall call to order meetings of shareholders and shall act as Chairman of the meeting. The Board of Directors or, if the Board of Directors fails to act, the shareholders, may appoint any shareholder, director or officer of the Corporation to act as Chairman of any meeting in the absence of the Chairman of the Board of Directors, the President, and the Secretary. The Secretary of the Corporation shall act as secretary of all meetings of shareholders, but, in the absence of the Secretary, the Chairman of the meeting may appoint any other person to act as secretary at the meeting.

1.8   Voting. Except as otherwise provided by law or in the Articles of Incorporation or these Bylaws and except for the election of directors, at any meeting duly called and held at which a quorum is present, a majority of the votes cast at such meeting upon a given question by the holders of the outstanding shares of stock of all classes of stock of the Corporation entitled to vote thereon who are present in person or by proxy shall decide such question. At any meeting duly called and held for the election of directors at which a quorum is present, those directors receiving a plurality of the votes cast by the holders (acting as such) of shares of stock of the Corporation entitled to elect directors as a class shall be elected.

1.9   Actions Without a Meeting. Unless otherwise provided in the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent thereto in writing or by electronic transmission, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and such writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the shareholders. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

ARTICLE II

Board of Directors

2.1 <u>Number and Terms of Office</u>. The business and affairs of the Corporation shall be managed by or under the direction of a board of not less than one (1) nor more than four (4) directors; <u>provided</u>, <u>however</u>, that (1) before shares are issued, the number may be one, (2) so long as the Corporation has only one shareholder, the number may be one, and (3) so long as the Corporation has only two shareholders, the number may be two.

2.2 <u>Increase and Decrease Member of the Board</u>. The Board of Directors, by resolution adopted by vote of a majority of the then authorized number of directors, may increase or decrease the number of directors as provided in <u>Section 2.1</u>. The directors shall be elected by the holders of shares entitled to vote thereon at the annual meeting of shareholders and each shall serve until the next succeeding annual meeting of shareholders and until his or her respective successor is elected and qualified.

2.3 <u>Qualification of Directors</u>. Directors need not be shareholders of the Corporation.

2.4 <u>Removal</u>. At any meeting of the shareholders, any director or directors may be removed from office, without assignment of any reason, by a majority vote of the shares or class of shares, as the case may be, which elected the director or directors to be removed, provided however, that if less than all directors are to be removed, no individual director shall be removed if the number of votes cast against her or his removal would be sufficient, if cumulatively voted at any election of the entire board, to elect one or more directors.

When any director or directors are removed, new directors may be elected at the same meeting of the stockholders for the unexpired term of the director or directors removed. If the stockholders fail to elect persons to fill the unexpired term or terms of the director or directors removed, these unexpired terms shall be considered vacancies on the board to be filled by remaining directors.

2.5 <u>Resignations</u>. Any director of the Corporation, or any member of any committee, may resign at any time by giving written notice to the Board of Directors, the President, or the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein or, if the time be not specified therein, then upon receipt thereof. The acceptance of such resignation shall not be necessary to make it effective.

2.6 <u>Vacancies</u>. Unless otherwise provided in the Articles of Incorporation, any vacancy in the Board of Directors through death, resignation, removal, disqualification or other cause, may be filled at any time by a majority of the directors then in office. If the number of directors then in office is less than a quorum, election of the new director or directors shall be by (1) the unanimous written consent of the directors then in office, (2) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice complying with Section 307 or (3) a sole remaining director then office. The person so chosen shall hold office until his or her successor shall have been elected and qualified; or if, the person so chosen is a director elected to fill a vacancy, he or she shall (subject to the provisions of this Article II), hold office for the unexpired term of his or her predecessor.

2.7 <u>Chairman of the Board</u>. The directors may elect one of their members to be Chairman of the Board of Directors. The Chairman shall be subject to the control of, and may be removed as Chairman, by the Board of Directors. He or she shall perform such duties as may from time to time be assigned to him or her by the Board of Directors.

2.8 <u>Meetings</u>.

(a) Annual meetings of the Board of Directors may be held without notice immediately following the annual meeting of shareholders.

(b) Regular meetings of the Board of Directors may be held without notice and held at times fixed by resolution of the Board of Directors.

(c) Special meetings of the Board of Directors shall be held at such time and place as shall be designated in the notice of the meeting, whenever called by the Chairman of the Board of Directors, if any, the President, Secretary or any two directors then in office.

2.9 <u>Notices of Special Meetings</u>. The Secretary, or in his or her absence, any other officer of the Corporation, shall give each director notice of the date and time and the place (if any) of the holding of special meetings of the Board of Directors by telephone, including a voice messaging system or other system or technology designed to record or communicate messages, facsimile, telegraph, or by electronic mail or other electronic means, during normal business hours at least 48 hours before the date and time of the meeting, or sent in writing to each director by first-class mail, charges prepaid, at least four days before the date of the meeting. Notice of any meeting may be waived in writing at any time before director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise stated in the notice thereof, any and all business may be transacted at any meeting without specification of such business in the notice.

2.10 <u>Quorums and Organization of Meetings</u>. A majority of the total number of members of the Board of Directors as constituted from time to time shall constitute a quorum for the transaction of business, but a quorum shall not be less than one-third the authorized number of directors nor less than two, whichever is larger, unless the authorized number of directors is one, in which case one director constitutes a quorum. If at any meeting of the Board of Directors (whether or not adjourned from a previous meeting) there shall be less than a quorum present, a majority of those present may adjourn the meeting to another date and time. If the meeting is adjourned for more than 24 hours, notice of an adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of the adjournment. Except as otherwise provided by law or in the Articles of Incorporation or these Bylaws, a majority of the Directors present at any meeting at which a quorum is present may decide any question brought before such meeting. Meetings shall be presided over by the Chairman of the Board of Directors, if any, or in his or her absence by the President, or in the absence of both, by such other person as the directors may select. The Secretary of the Corporation shall act as secretary of the meeting, but in his or her absence the Chairman of the meeting may appoint any person to act as secretary of the meeting.

2.11   Committees. The Board of Directors, by a resolution or resolutions adopted by a majority of the members of the whole Board, may appoint an Executive Committee, an Audit Committee, and any other committees as it may deem appropriate. Each committee shall consist of at least two members of the Board of Directors. Each committee shall have and may exercise any and all powers as are conferred or authorized by the resolution appointing it. A majority of each committee may determine its action and may fix the time and place of its meetings, unless provided otherwise by the Board of Directors. The Board of Directors shall have the power at any time to fill vacancies in, to change the size of membership of, and to discharge any committee.

Each committee shall keep a written record of its acts and proceedings and shall submit that record to the Board of Directors at each regular meeting and at any other times as requested by the Board of Directors. Failure to submit the record, or failure of the Board to approve any action indicated therein will not, however, invalidate the action to the extent it has been carried out by the Corporation prior to the time the record of such action was, or should have been, submitted to the Board of Directors as provided.

2.12   Action Without Meeting.   Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filings shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. The Board of Directors or any committee designated by the Board of Directors may take any action required or permitted to be taken by them without a meeting unless otherwise prohibited by law or the Articles of Incorporation.

2.13   Remote Communications. Nothing contained in these Bylaws shall be deemed to restrict the powers of members of the Board of Directors, or any committee designated by the Board of Directors, to participate in a meeting of the Board of Directors, or committee, by means of conference telephone or similar remote communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

ARTICLE III

Officers

3.1   Executive Officers. The executive officers of the Corporation shall be a President and a Secretary, each of whom shall be elected by the Board of Directors. The Board of Directors may elect or appoint such other officers (including a controller, treasurer, Vice President or assistant secretaries) as it may deem necessary or desirable. Each officer shall hold office for such term as may be prescribed by the Board of Directors from time to time. Any person may hold at one time two or more offices.

3.2   Powers and Duties. The Chairman of the Board of Directors, if any, or in his or her absence, the President, or in his or her absence, the Secretary, shall preside at all meetings of the shareholders and of the Board of Directors. The President shall be the chief executive officer of the Corporation. In the absence of the President, the Secretary, and in the absence of the Secretary, a Vice President appointed by the President or, if the President fails to make such appointment, by the Board of Directors, shall perform all the duties of the President. Each of the officers and agents of the Corporation shall have such powers and authority and shall perform such duties in the management of the business and affairs of the Corporation as generally pertain to their respective offices, as well as such powers and authorities and such other duties as from time to time may be prescribed by the Board of Directors.

3.3   Term. The principal officers shall be chosen annually by the Board of Directors at the first meeting of the directors following the shareholders' annual meeting, or as soon as is conveniently possible. Subordinate officers may be elected from time to time as the Board of Directors may in its sole discretion determine. Each officer shall serve until his or her successor shall have been chosen and duly qualified, or until his or her death, resignation or removal.

3.4   Resignations. Any officer of the Corporation may resign at any time by giving written notice to the Board of Directors, the President, or the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein or, if the time be not specified therein, then upon receipt thereof. The acceptance of such resignation shall not be necessary to make it effective.

3.5   Removals. The Board of Directors, by a vote of not less than a majority of the entire Board of Directors at any meeting thereof or by written consent, at any time, may, to the extent permitted by law, remove with or without cause from office or terminate the employment of any officer, with or without cause.

3.6   Vacancies. Unless otherwise provided in the Articles of Incorporation, any vacancy in the office of any officer through death, resignation, removal, disqualification or other cause, may be filled at any time by a majority of the directors then office (even though less than a quorum remains) or, in the case of any vacancy in the office of any director, by the shareholders, and, subject to the provisions of this Article III, the person so chosen shall hold office until his successor shall have been elected and qualified; or if, the person so chosen is a director elected to fill a vacancy, he shall (subject to the provisions of this Article III hold office for the unexpired term of his predecessor.

ARTICLE IV

Capital Stock

4.1   Common Stock. The Corporation shall authorize one class of common stock, no par value.

4.1.1   Common Stock. The Common Shareholders shall have the exclusive right to vote for the election of directors and on all other matters requiring action by the shareholders or submitted to the shareholders for action, except as may be determined as to a particular series of Preferred Stock by the directors prior to issuance of any shares of that series or as may otherwise be required by law, and each share of Common Stock shall entitle the holder thereof to one vote.

The holders of the Common Stock shall be entitled to receive, to the extent permitted by law, such dividends as may from time to time be declared by the directors.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Common Stock shall be entitled to receive the net assets of the Corporation, after the Corporation shall have satisfied or made provision for its debts and obligations and for payment to the holders of shares of any class or series having preferential rights to receive distributions of the net assets of the Corporation.

4.2   Stock Certificates. The certificates representing shares of each class and series of the capital stock of the Corporation shall be in such form as shall be prescribed by law and approved from time to time by the Board of Directors. The certificates shall be signed by the President or Vice President and by the Secretary, an Assistant Secretary or Treasurer or an Assistant Treasurer.

4.3   Transfer of Shares. Shares of each class or series of the capital stock of the Corporation on the books of the Corporation may only be transferred by the holder of such shares or by his duly authorized attorney, upon the surrender to the Corporation or its transfer agent of the certificate, properly endorsed, representing such stock.

4.4   Fixing Record Date. In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which unless otherwise provided by law, shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action.

4.5   Lost Certificates. The Board of Directors or any transfer agent of the Corporation may direct a new certificate or certificates representing stock of the Corporation to be issued in place of any certificate or certificates theretofore issued by the Corporation, which have been alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate or certificates. The Board of Directors (or any transfer agent of the Corporation authorized to do so by a resolution of the Board of Directors) may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to give the Corporation a bond in such sum as the Board of Directors (or any transfer agent so authorized) shall direct to indemnify the Corporation against any claim that may be made against the Corporation with respect to the certificate or certificates alleged to have been lost, stolen or destroyed or the issuance of such new certificate or certificates, and such requirement may be general or confined to specific instances.

ARTICLE V

General Provisions

5.1   Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization, and the words "Corporate Seal" and "California".

5.2   Fiscal Year. The fiscal year of the Corporation shall be on December 31 or such date as otherwise determined by the Board of Directors.

5.3   Notices and Waivers Thereof.   Except as otherwise provided by law, these Bylaws or the Articles of Incorporation, whenever by law or under the provisions of the Articles of Incorporation or these Bylaws notice is required to be given by any director or shareholder, it will not be construed to require personal notice, but such notice may be given in writing, by mail or courier service, addressed to such director or shareholder, at the address of such director or shareholder as it appears on the records of the Corporation, with postage thereon prepaid, and such notice will be deemed to be given at the time when the same is deposited in the United States mail.   Notice to directors may also be given by telephone, facsimile, electronic mail, electronic transmission or similar medium of communication or as otherwise may be permitted by these Bylaws. If such notice is delivered to a director by electronic mail, such notice shall be deemed given when directed to the electronic mail address provided by such director, and if such notice is delivered by any other electronic transmission, such notice shall be deemed given when directed to such director.

Whenever any notice is required to be given by law or under the provisions of the Articles of Incorporation or these Bylaws, a waiver thereof, in writing, signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person entitled to such notice, whether before or after the time of the event for which notice is to be given, will be deemed equivalent to such notice. Attendance of a person at a meeting will constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the time of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

5.4   Stock of Other Corporations or Other Interests.   Unless otherwise ordered by the Board of Directors, the President, the Secretary, and such attorneys or agents of the Corporation as may be from time to time authorized by the Board of Directors or the President shall have full power and authority on behalf of the Corporation to attend and to act and vote in person or by proxy at any meeting of the holders of securities of any Corporation or other entity in which the Corporation may own or hold shares or other securities, and at such meetings shall possess and may exercise all the rights and powers incident to the ownership of such shares or other securities which the Corporation, as the owner or holder thereof, might have possessed and exercised if present. The President, Secretary, or such attorneys or agents may also execute and deliver on behalf of the Corporation powers of attorney, proxies, consents, waivers and other instruments relating to the shares or securities owned or held by the Corporation.

5.5   Indemnification of Officers and Directors. The Corporation shall have the power to indemnify any person to the fullest extent permitted under Section 317 of the California Corporations Code or any successor provision or statute, as may from time to time be amended, including the advancement of any expenses (including attorneys' fees) incurred or to be incurred by any officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding prior to the final disposition of such action, suit or proceeding.

ARTICLE VI

Amendments

The holders of shares entitled at the time to vote for the election of directors shall have the power to adopt, amend, or repeal the Bylaws of the Corporation by vote of not less than a majority of such shares, and, except as otherwise provided by law, the Board of Directors shall have power equal in all respects to that of the shareholders to adopt, or repeal the Bylaws of the Corporation by vote of not less than a majority of the entire Board of Directors. However, any bylaw adopted by the shareholders may be amended or repealed only by vote of the holders of a majority of the shares entitled at the time to vote for the election of directors, and not by the Board of Directors.

ARTICLE VII

Provisions of Law

The Bylaws of the Corporation shall be subject to such provisions of the statutory and common laws of the State of California as may be applicable to corporations organized under the laws of the State of California. References herein to provisions of law shall be deemed to be references to the aforesaid provisions of law unless otherwise explicitly stated. All references in these Bylaws to such provisions of law shall be construed to refer to such provisions as from time to time amended.

ARTICLE VIII

Articles of Incorporation

The Bylaws of the Corporation shall be subject to the Articles of Incorporation of the Corporation. All references in these Bylaws to the Articles of Incorporation shall be construed to mean the Articles of Incorporation of the Corporation as from time to time amended.

Adopted: August 26, 2021